Filed by Guidant Corporation pursuant to Rule 425 under the
               Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                          Subject Company: Guidant Corporation
                            Subject Company's Exchange Act File No.: 001-13388


This material is not a substitute for the prospectus/proxy statement Johnson & Johnson and Guidant will file with the Securities and Exchange Commission. Investors are urged to read the prospectus/proxy statement, when available, which contains important information, including detailed risk factors. The prospectus/proxy statement and other documents filed by Johnson & Johnson and Guidant with the Securities and Exchange Commission are available free of charge at the SEC's website (www.sec.gov) or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933 Attn: Investor Relations; or by directing a request to Guidant, 111 Monument Circle, #2900, Indianapolis, IN 46204 Attention: Investor Relations.

Guidant, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in the proxy statement for Guidant's 2004 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the prospectus/proxy statement when it becomes available.

The following is a document made available on Guidant Corporation's website.

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               Information About the Johnson & Johnson Agreement

Q. What are the closing conditions for the Guidant transaction?

A. The Board of Directors of Johnson & Johnson and Guidant have each approved the transaction. The transaction is subject to approval under the Hart-Scott-Rodino Anti-trust Improvements Act and under the European Commission Merger Regulation. It must be approved by holders of a majority of the outstanding shares of Guidant common stock. The transaction is also subject to other customary closing conditions.

Q. Are there any specific material adverse events that could still affect the Guidant deal?

A. The agreement has customary closing conditions. The prospectus/proxy statement we will be filing with the SEC will describe things in better detail.

Q. What are the mechanics for shareholders to exchange their shares?

A. After the merger is completed, the exchange agent will send a letter of transmittal to each former Guidant stockholder. The transmittal letter will contain instructions for exchanging shares of Guidant common stock for cash and shares of Johnson & Johnson common stock as provided in the Merger Agreement.

This material is not a substitute for the prospectus/proxy statement Johnson & Johnson and Guidant will file with the Securities and Exchange Commission. Investors are urged to read the prospectus/proxy statement, when available, which contains important information, including detailed risk factors. The prospectus/proxy statement and other documents filed by Johnson & Johnson and Guidant with the Securities and Exchange Commission are available free of charge at the SEC's website (www.sec.gov) or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933 Attn: Investor Relations; or by directing a request to Guidant, 111 Monument Circle, #2900, Indianapolis, IN 46204 Attention: Investor Relations.

Guidant, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in the proxy statement for Guidant's 2004 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the prospectus/proxy statement when it becomes available.